UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Aviat Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

41457P106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,863,096
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,863,096
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,863,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 138,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 249,611
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 249,611
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 387,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 387,786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,863,096
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,863,096
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,863,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,882
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,882
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,250,882
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,250,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,250,882
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,250,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,250,882
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,250,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,250,882
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,250,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, ROIL and COIL were purchased with working capital (which may, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 3,250,882 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, COIL and ROIL is approximately $12,484,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 59,718,344 Shares outstanding, as of November 4, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010.

A.	Value and Opportunity Master Fund

(a)	As of the date hereof, Value and Opportunity Master Fund beneficially owned 2,863,096 Shares.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 2,863,096
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,863,096
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	ROIL

(a)	As of the date hereof, ROIL beneficially owned 138,175 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 138,175
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 138,175
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 41457P106

C.	COIL

(a)	As of the date hereof, COIL beneficially owned 249,611 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 249,611
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 249,611
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Ramius Advisors

(a)	Ramius Advisors, as the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 138,175 Shares owned by ROIL and (ii) 249,611 Shares owned by COIL.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 387,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 387,786
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares by ROIL and COIL since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,863,096 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.8%.

(b)	1. Sole power to vote or direct vote: 2,863,096
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,863,096
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 41457P106

F.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,863,096 Shares owned by Value and Opportunity Master Fund, (ii) 138,175 Shares owned by ROIL and (iii) 249,611 Shares owned by COIL.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 3,250,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,882
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

G.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,863,096 Shares owned by Value and Opportunity Master Fund, (ii) 138,175 Shares owned by ROIL and (iii) 249,611 Shares owned by COIL.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 3,250,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,882
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

H.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,863,096 Shares owned by Value and Opportunity Master Fund, (ii) 138,175 Shares owned by ROIL and (iii) 249,611 Shares owned by COIL.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 3,250,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,882
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 41457P106

I.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,863,096 Shares owned by Value and Opportunity Master Fund, (ii) 138,175 Shares owned by ROIL and (iii) 249,611 Shares owned by COIL.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 3,250,882
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,882
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

J.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,863,096 Shares owned by Value and Opportunity Master Fund, (ii) 138,175 Shares owned by ROIL and (iii) 249,611 Shares owned by COIL.

Percentage: Approximately 5.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,250,882
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,250,882

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Value and Opportunity Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 41457P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2011

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: Ramius Value and Opportunity Advisors LLC,
       its investment manager

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
       its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 41457P106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
(15,042)	5.1528	12/21/10
(30,316)	5.2376	12/22/10
(6,253)	5.1756	12/23/10
(1,761)	5.1003	12/29/10
(4,227)	5.1000	12/31/10
(8,543)	5.1103	01/03/11
(29,504)	5.1253	01/04/11
(70,457)	5.1690	01/05/11
(22,018)	5.2500	01/06/11
(34,876)	5.2431	01/06/11
(58,391)	5.2559	01/07/11
(50,098)	5.2594	01/10/11
(8,455)	5.3200	01/11/11
(55,499)	5.4349	01/11/11
(38,487)	5.5059	01/12/11
(14,972)	5.5500	01/12/11
(46,296)	5.4531	01/13/11
(24,161)	5.4215	01/14/11
(34,788)	5.3773	01/18/11
(4,590)	5.3874	01/19/11
COWEN OVERSEAS INVESTMENT LP
(1,311)	5.1528	12/21/10
(2,642)	5.2376	12/22/10
(545)	5.1756	12/23/10
(154)	5.1003	12/29/10
(369)	5.1000	12/31/10
(745)	5.1103	01/03/11
(2,572)	5.1253	01/04/11
(6,143)	5.1690	01/05/11
(1,920)	5.2500	01/06/11
(3,041)	5.2431	01/06/11
(5,091)	5.2559	01/07/11
(4,368)	5.2594	01/10/11
(737)	5.3200	01/11/11
(4,839)	5.4349	01/11/11
(3,355)	5.5059	01/12/11
(1,305)	5.5500	01/12/11
(4,036)	5.4531	01/13/11

CUSIP NO. 41457P106

(2,106)	5.4215	01/14/11
(3,033)	5.3773	01/18/11
(400)	5.3874	01/19/11
RAMIUS OPTIMUM INVESTMENTS LLC
(726)	5.1528	12/21/10
(1,463)	5.2376	12/22/10
(302)	5.1756	12/23/10
(85)	5.1003	12/29/10
(204)	5.1000	12/31/10
(412)	5.1103	01/03/11
(1,424)	5.1253	01/04/11
(3,400)	5.1690	01/05/11
(1,062)	5.2500	01/06/11
(1,683)	5.2431	01/06/11
(2,818)	5.2559	01/07/11
(2,418)	5.2594	01/10/11
(408)	5.3200	01/11/11
(2,678)	5.4349	01/11/11
(1,858)	5.5059	01/12/11
(723)	5.5500	01/12/11
(2,235)	5.4531	01/13/11
(1,166)	5.4215	01/14/11
(1,679)	5.3773	01/18/11
(222)	5.3874	01/19/11